UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Incyte Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

45337C102
(CUSIP number)

Alexandra A. Toohey
Chief Financial Officer
Baker Bros. Advisors LP
667 Madison Avenue, 21st Floor
New York, NY 10065
(212) 339-5690
(Name, address and telephone number of person authorized to receive notices and communications)

March 17, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45337C102	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,653,198 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 23,653,198 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,653,198 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)12.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1) Includes 155,000 shares of the Issuer’s common stock underlying 155,000 options.

(2) Based on 187,199,761 shares of the Issuer’s common stock outstanding as of February 5, 2016, as reported in the Issuer’s 10-K filed on March 15, 2016.

CUSIP No. 45337C102	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,653,198 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 23,653,198 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,653,198 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)12.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1) Includes 155,000 shares of the Issuer’s common stock underlying 155,000 options.

(2) Based on 187,199,761 shares of the Issuer’s common stock outstanding as of February 5, 2016, as reported in the Issuer’s 10-K filed on March 15, 2016.

CUSIP No. 45337C102	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 23,760,350 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 23,760,350 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,760,350 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 155,000 shares of the Issuer’s common stock underlying 155,000 options.

(2) Based on 187,199,761 shares of the Issuer’s common stock outstanding as of February 5, 2016, as reported in the Issuer’s 10-K filed on March 15, 2016.

CUSIP No. 45337C102	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 23,762,767 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 23,762,767 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,762,767 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 155,000 shares of the Issuer’s common stock underlying 155,000 options.

(2) Based on 187,199,761 shares of the Issuer’s common stock outstanding as of February 5, 2016, as reported in the Issuer’s 10-K filed on March 15, 2016.

CUSIP No. 45337C102	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS FBB2, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 15,110
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 15,110
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,110
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 187,199,761 shares of the Issuer’s common stock outstanding as of February 5, 2016, as reported in the Issuer’s 10-K filed on March 15, 2016.

CUSIP No. 45337C102	Page 7 of 14 Pages

1.	NAMES OF REPORTING PERSONS FBB Associates
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 33,410
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 33,410
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 33,410
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) PN, OO

(1) Based on 187,199,761 shares of the Issuer’s common stock outstanding as of February 5, 2016, as reported in the Issuer’s 10-K filed on March 15, 2016.

Amendment No. 18 to Schedule 13D

This Amendment No. 18 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker, FBB2, LLC (“FBB2”) and FBB Associates (“FBB”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the amended and restated management agreements, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”), and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

The disclosure regarding purchases in Item 5(c) below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On March 17, 2016 the Adviser acquired beneficial ownership of 20,000 shares of common stock of Incyte Corporation (the “Issuer”), as a result of the exercise of 20,000 options to purchase the Issuer’s common stock at $3.86 per share (the “Exercised Stock Options”) held directly by Julian C. Baker. Julian C. Baker currently serves on the Issuer’s Board of Directors (the “Board”) as a representative of the Funds. The policy of the Funds and the Adviser does not permit employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Exercised Stock Options. Julian C. Baker, as an agent in his capacity as a director of the Issuer, entered into a proceeds agreement (the “Proceeds Agreement”) with the Adviser on March 17, 2016. Pursuant to the Proceeds Agreement, Julian C. Baker agreed that, with respect to the Exercised Stock Options and the common stock received as a result of the exercise of the Exercised Stock Options (the “Common Stock”) on March 17, 2016, the Adviser will have dispositive power as well as the ability to control the timing of exercise of the Exercised Stock Options and that any proceeds from the sale of the Common Stock will be remitted to the Adviser net of brokerage commissions. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Exercised Stock Options or the Common Stock. Pursuant to the Proceeds Agreement, the Adviser funded Julian C. Baker’s exercise of the Exercised Stock Options through loans from the Funds (the “Loan Agreements”). The total amount expended on acquiring the Common Stock was $77,200.

In order to effect the exercise of the Exercised Stock Options, on March 17, 2016, the Adviser entered into the Loan Agreements with the Funds pursuant to which 667, Life Sciences and 14159 loaned $9,642, $65,968 and $1,590, respectively, totaling $77,200 to the Adviser for the purpose of acquiring the Common Stock. The loan is due March 17, 2046, or earlier if the Common Stock are sold (“Due Date”), with interest payable through the Due Date at a rate of 2.33% annually. The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities of the Issuer or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular persons. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may make suggestions to the management of the Issuer regarding financing, and may acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, conversion of convertible notes, exercise of some or all of the Stock Options (as defined below), or otherwise) or may dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 18 are incorporated herein by reference. The calculation of beneficial ownership for purposes of this Schedule 13D does not reflect the conversion of the $259,000,000 and $274,500,000 principal amount of the 0.375% convertible senior notes due November 15, 2018 (“2018 Notes”) and 1.25% convertible senior notes due November 15, 2020 (the “2020 Notes,” and together with the 2018 Notes, the “Notes”), respectively, because the Issuer may at its option settle a conversion request in either cash or shares of Common Stock.

Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the Funds as well as shares of Common Stock of the Issuer that may be acquired upon conversion of 2018 Notes and 2020 Notes at a presently applicable conversion price of $51.758 and $51.758, respectively, by the Funds notwithstanding the ability of the Issuer to settle the Notes, at its option, in cash or shares of the Issuer’s Common Stock.

Holder	Shares of Common Stock	Common Stock Underlying 2018 Notes	Common Stock Underlying 2020 Notes
667, L.P.	3,283,422	483,017	483,017
Baker Brothers Life Sciences, L.P.	19,681,756	4,411,415	4,703,621
14159, L.P.	457,491	109,626	116,890

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

Each of the Adviser, the Adviser GP, Felix J. Baker and Julian C. Baker disclaims beneficial ownership of the securities held by each of the Funds, and this Amendment No. 18 shall not be deemed an admission that any of the Adviser, the Adviser GP, Felix J. Baker or Julian C. Baker is the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercises voting or dispositive power with respect to such securities.

Julian C. Baker and Felix J. Baker are also the sole partners of FBB and the sole managers of FBB2, and as such may be deemed to be beneficial owners of securities owned by FBB and FBB2 and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those securities.

In connection with his service on the Issuer’s Board, Julian C. Baker holds options to purchase Common Stock of the Issuer (“Stock Options”), Common Stock and Common Stock received from the exercise of Stock Options as disclosed in previous amendments to this Schedule 13D.

Julian C. Baker serves on the Issuer’s Board as a representative of the Funds. The policy of the Funds and the Adviser does not permit employees or principals of the Adviser to receive compensation for serving as a director of the Issuer. Therefore, Julian C. Baker has no pecuniary interest in the Stock Options, Common Stock or Common Stock received from the exercise of Stock Options received as directors’ compensation. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock and Common Stock received from the exercise of Stock Options received as directors’ compensation.

 The Adviser has voting and investment power over the Stock Options, Common Stock and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Julian C. Baker received as directors’ compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as principals of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, Common Stock, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Julian C. Baker received as directors compensation.

(c) The following transactions in Common Stock were effected by the Funds noted below during the thirty days preceding the filing of this statement using working capital of the applicable purchasing Fund. All purchase transactions were effected in the open market directly with a broker-dealer. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/ Share	Footnotes
667, L.P.	2/24/2016	914	Purchase	71.9642	1
Baker Brothers Life Sciences, L.P.	2/24/2016	8,111	Purchase	71.9642	1
667, L.P.	2/24/2016	2,608	Purchase	70.5050	2
Baker Brothers Life Sciences, L.P.	2/24/2016	23,157	Purchase	70.5050	2
667, L.P.	2/24/2016	2,308	Purchase	69.6995	3
Baker Brothers Life Sciences, L.P.	2/24/2016	20,492	Purchase	69.6995	3
667, L.P.	2/25/2016	678	Purchase	74.0000
Baker Brothers Life Sciences, L.P.	2/25/2016	6,022	Purchase	74.0000
667, L.P.	3/15/2016	19,642	Purchase	67.1476	4
Baker Brothers Life Sciences, L.P.	3/15/2016	180,358	Purchase	67.1476	4
667, L.P.	3/15/2016	19,513	Purchase	65.7978	5
Baker Brothers Life Sciences, L.P.	3/15/2016	179,176	Purchase	65.7978	5
667, L.P.	3/15/2016	129	Purchase	65.2924	6
Baker Brothers Life Sciences, L.P.	3/15/2016	1,182	Purchase	65.2924	6
667, L.P.	3/17/2016	10,616	Purchase	60.8506	7
Baker Brothers Life Sciences, L.P.	3/17/2016	97,484	Purchase	60.8506	7
667, L.P.	3/17/2016	2,250	Purchase	60.9506	8
Baker Brothers Life Sciences, L.P.	3/17/2016	20,659	Purchase	60.9506	8
667, L.P.	3/17/2016	2,660	Purchase	61.0280	9
Baker Brothers Life Sciences, L.P.	3/17/2016	24,431	Purchase	61.0280	9
667, L.P.	3/17/2016	13,936	Purchase	61.3778	10
Baker Brothers Life Sciences, L.P.	3/17/2016	127,964	Purchase	61.3778	10
667, L.P.	3/17/2016	9,821	Purchase	62.5869	11
Baker Brothers Life Sciences, L.P.	3/17/2016	90,179	Purchase	62.5869	11

(1)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $71.78 to $72.00. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $69.79 to $70.75. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $69.695 to $69.70. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $66.60 to $67.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $65.32 to $66.30. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(6)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $65.29 to $65.295. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(7)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $60.46 to $60.98. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(8)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $60.82 to $60.98. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(9)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $60.99 to $61.98. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(10)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $60.99 to $61.99. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(11)

The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $62.22 to $63.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated by reference herein.

The Loan Agreement and the Proceeds Agreement are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Loan Agreement, dated March 17, 2016, by and among the Adviser and the Funds.
99.2	Proceeds Agreement, dated March 17, 2016, by and between the Adviser and Julian C. Baker.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2016

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Partner

FBB2, LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Manager